Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 5 Shacham St. North Industrial Park, Caesarea 3088900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com

First Prospective Study of Robotic-Guided Spine Surgery Reveals Five-fold
Reduction in Surgical Complications with Mazor Core™ Technology

379-Patient controlled study also reveals seven-fold reduction in revision surgery

Orlando, Fla. (October 25, 2017) – At the North American Spine Society (NASS) Annual Meeting, a group including 10 investigators are presenting interim results from the first multi-center prospective study of robotic-guided spine surgery. The results demonstrate that spinal surgeries performed using Mazor Robotics’ (TASE: MZOR; NASDAQ GM: MZOR) Renaissance Guidance System, powered by the proprietary Mazor Core™ technology, have a five-fold reduction in surgical complications and a seven-fold reduction in revision surgeries, compared to freehand-based minimally invasive lumbar fusion surgeries.

“We believe that this is the first ever multi-center study to examine the effect of robotic-guided technology on clinical outcomes in spine surgery using the controlled tools of a prospective study,” said Ori Hadomi, Mazor's Chief Executive Officer.  “The study’s results further validate the clinical superiority of Mazor’s technology and highlight the significant value proposition that Mazor provides for patients and surgeons. As the industry leader in this field for 16 years, it is rewarding to deliver such strong scientific evidence to the medical community.”

“The results of this study completely eliminated any doubt I have had about the superiority of robotic-guided spine surgery,” commented Dr. Christopher Good, a nationally recognized orthopedic surgeon at the Virginia Spine Institute. “We see remarkable improvements in patient safety and value as well as cost savings when using Mazor Core™ technology-based systems.”

The study compared procedures using the Renaissance® Guidance System, which is powered by the Mazor CoreTM technology, to fluoroscopic-guided, freehand procedures. The data, prospectively collected by 10 surgeons from nine U.S. sites, will be presented at NASS by Dr. Christopher Good on Thursday, October 26, 2017, at 1:05 pm ET in Room W230CD.

About Mazor Core™ Technology

The Mazor Core™ Technology is the collaboration of four key technologies in Mazor’s systems to provide predictable, efficient and precise surgical procedures. The Mazor Core™ technology is the core technology implemented in the Renaissance Guidance System and the Mazor X Robotic Guidance System.

About the MIS ReFRESH Study

The study called MIS ReFRESH is a prospective, comparative, multi-center study in robotic-guided spine surgery using the Renaissance Guidance System. The study is designed to assess the clinical impact of robotic-guidance, compared to fluoro-guidance on the incidence of clinical complications and revisions and use of intra-operative fluoroscopy. The prospective study was initiated in 2014.

There were 379 patients enrolled in the study, of which 287 were in the robotic-guided arm and 92 in the fluoro-guided control arm. When accounting for multiple parameters in the statistical analysis, the statistically significant interim results demonstrated the following:

•	Relative Risk (RR) for an adverse event or complication was 5.3 times higher in the fluoro-guided control arm compared to the robotic guidance arm (p<0.001).

•	Relative risk for revision surgery was 7.1 times higher for a fluoro-guided surgery compared to the robotic guided cases (p=0.012).

The full abstract can be viewed here ("Complications and revision rates in robotic-guided vs. fluoro-guided minimally invasive lumbar fusion surgery" The MIS ReFRESH study) https://www.mazorrobotics.com/complications.pdf.

Additional information about the study and sites enrolling can be found at https://clinicaltrials.gov/ct2/show/nct02057744.

Disclaimer. The claim stating that MIS ReFRESH is the first multi-center, prospective, controlled study of robotic-guided spine surgery is being made to the best knowledge of the Company and following examination of recent relevant literature.

About Mazor Robotics

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic technologies and products aimed at redefining the gold standard of quality care. Mazor Robotics Guidance Systems enable surgeons to conduct spine and brain procedures in an accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Cautions Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the expected benefits from the study results, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on May 1, 2017 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts

Media:
Alexa Ottenstein
aottenstein@kwittken.com
646.442.5963

Investor Relations:
Michael Polyviou/Doug Sherk
mpolyviou@evcgroup.com; dsherk@evcgroup.com
732.232.6914; 415.652.9100